Exhibit 99.8

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended June 30, 2016 of DHX Media Ltd. of our report dated September 28, 2016, relating to the consolidated financial statements which appear in the Exhibit 99.2 incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form F-10, as amended (No. 333-205210) and Forms S-8 (No. 333-208591 and No. 333-207194) of DHX Media Ltd. of our report dated September 28, 2016 referred to above. We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in the Exhibit 99.1, which is incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants
Halifax, Nova Scotia

September 28, 2016